RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711

November 20, 2013

Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Amendment No. 4 to Form 8-K
         Filed October 31, 2013
         File No. 001-34039

Dear Mr. Dobbie:

Reference is made to the letter dated November 13, 2013 (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Amendment No. 4 to Form 8-K referenced above (the "Form 8-K"). The Company has prepared the following responses describing the general action(s) taken regarding each of the Staff's comments. The following numbers herein are coordinated to the comment number in the Comment Letter. In addition, the Company is concurrently filing an Amendment No. 5 to the Form 8-K to reflect these changes.

Item 5.06 - Changes in Shell Company Status, page 6

Electronic Book Distribution, page 8

     1. The Company has revised its disclosure to state that Keenspot has the exclusive right to publish comic book pages from our property on the Internet per Section 1 of Exhibit 10.4.

Financial Statements and Exhibits, page 25

Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant

     2. The Company's auditors for the December 31, 2011 audited financial statements (the "Audited Financials") have approved the proposed changes in response to the Staff's comments, and the Audited Financials as revised are being re-filed with Amendment No. 5 to the Form 8-K.

Thank you for your continued review of the Form 8-K. Please advise if you have any further comments.

Very truly yours,

Red Giant Entertainment, Inc.


/s/ Benny Powell
-----------------------------
By:  Benny Powell
Its: President